SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 Or 15d-16 Of The
                         Securities Exchange Act of 1934

                          For the month of March, 2004

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's name into English)

                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama
              (Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F |X|  Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

                                   Yes |_|  No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

March 16, 2004
                                    Banco Latinoamericano de Exportaciones, S.A.

                                              By: /s/ Pedro Toll

                                              Name:  Pedro Toll
                                              Title: General Manager

                                INDEX OF EXHIBITS

Exhibit 99.(I) -    Cover Letter to Common Stockholders of Banco Latinoamericano
                    de Exportaciones, S.A., dated March 12, 2004

Exhibit 99.(II) -   Notice  of  Annual   Meeting   of   Stockholders   of  Banco
                    Latinoamericano de Exportaciones, S.A., dated March 12, 2004

Exhibit 99.(III) -  Proxy  Statement for Annual Meeting of Stockholders of Banco
                    Latinoamericano de Exportaciones, S.A., to be held on April 14, 2004

Exhibit 99.(IV) -   Proxy Card for holders of Class E Shares

Exhibit 99.(V) -    Proxy Card for holders of Class A Shares and Class B Shares